Exhibit 99.1

[On NYSE Regulation Letter head]	Glenn W. Tyranski
SENIOR VICE PRESIDENT
FINANCIAL COMPLIANCE
20 Broad Street
New York, NY 10005
T + 1 212 656 5142
F + 1 212 656 5780
gtyranski@nyx.com
April 23, 2010
Mr. CP Gurnani
Chief Executive Officer
Satyam Computer Services Ltd. (Mahindra Satyam)
1st Floor, Mayfair Centre, SP Road
Secunderabad, Andhra Pradesh 500003
Dear Mr. Gurnani:
As you are aware, Satyam Computer Services Limited (the “Company”) has been monitored and is under review by the NYSE in light of its delay in filing with the Securities and Exchange Commission (“SEC”) its Form 20-F for the fiscal year ended March 31, 2009 and remains on our “late filers” list. Additionally, we have noted that the Company is in the process of completing a restatement of its financial statements from June 2000 through September 2008.
We appreciate the Company’s ongoing cooperation and correspondence with the NYSE on this issue, including your letter dated April 14, 2010 to request up to a six-month trading period through October 15, 2010 to complete and file the Form 20-F for the fiscal year ended March 31, 2009, pursuant to the NYSE’s late filer rules outlined in Section 802.01E of the Listed Company Manual.
We presented this information at the NYSE’s Listings and Compliance Committee (“Committee”) for final disposition on April 22, 2010 and the Committee agreed to provide the Company up o a six-month trading period, subject to reassessment on an ongoing basis. NYSE senior management has approved the Committee’s decision.
Therefore, we are prepared to continue the listing of the Company at this time and will closely monitor the Company’s progress with the milestones and timing outlined in its April 14, 2010 letter. Failure to achieve these interim milestones could result in accelerated trading suspension prior to the end of the six-month trading period. In addition, in the event that the Company does not complete its Form 20-F for the fiscal year ended March 31, 2009 filing with the SEC by October 15, 2010, the NYSE will move forward with the initiation of suspension and delisting procedures.

In addition, please note that we will also continue to monitor the Company’s progress on its March 31, 2010 filings as part of our continued listing assessment. We will maintain the “LF” indicator on the Company’s securities and include the Company on the “late filer” list on nyse.com until such time as the Company is current with all of its periodic SEC filings.
We would strongly recommend that the Company consider issuance of disclosure regarding the NYSE’s decision to grant the additional six-month trading period as well as our ongoing review of the Company. We are happy to review with you any drafts of this disclosure.
Thank you for your attention to this matter. Please continue to be proactive in your discussions with the NYSE and update us regarding planned initiatives as needed. Please acknowledge your acceptance of the terms of this letter by signing the enclosed copy of the letter. If you have any further questions, do not hesitate to call.

Sincerely,	ACKNOWLEDGED AND AGREED TO:
/s/ CP Gurnani
Mr. CP Gurnani
Chief Executive Officer

Date

cc.	Vineet Nayyar, Chairman, Mahindra Satyam
S. Durgashankar, Chief Financial Officer, Mahindra Satyam
Anthony J. Richmond, Latham & Watkins LLP
Lawrence A. West, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP
Marc Iyeki, NYSE